SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 15/10 - 11/24/2010

NOTICE TO THE MARKET

     Copel's CEO, Mr. Ronald Thadeu Ravedutti, passed away this morning (November 24), at 59 years of age, victim of a road traffic accident in the Campina Grande do Sul region, few kilometers away from the city of Curitiba.

     Mr. Ravedutti was returning from São Paulo, where he had participated in the National Distribution Seminar with Copel's electricians who were ranked first and second in the National Electricians Competition.

     Mr. Ronald Ravedutti built his career at Copel where he worked for 40 years, and held the positions of Chief Financial and Investor Relations Officer, Corporate Management Officer, Distribution Officer, and finally on April 27, 2010, he took the position of Chief Executive Officer.

     The visitation will be held at the Palácio das Araucárias, located at Rua Jacy Loureiro de Campos s/n, in the city Curitiba, State of Paraná.

Curitiba, November 24, 2010.

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 24, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.